

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2013

Via E-mail
Jim Atchison
Chief Executive Officer and President
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, FL 32819

> **Re: SeaWorld Entertainment, Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed April 9, 2013**
> **File No. 333-185697**

Dear Mr. Atchison:

        We have reviewed your response to our prior comment letter to you dated April 4, 2013 and have the following additional comments.

Summary Consolidated Financial Data, page 13

1. You state, on page 12, that you intend to issue approximately 481,258 shares (based on the assumed IPO price of $25.50 per share) of restricted stock to your officers and employees in connection with this offering. Please disclose this fact in a footnote on page 14 and also state whether or not this issuance has been reflected in your adjusted balances. Similar disclosures should be provided in the Capitalization table on page 38.

Use of Proceeds, page 36

2. Please explain why you state in the first sentence of the fourth paragraph that you intend to use a portion of the net proceeds "for general corporate purposes" as it appears that all of the estimated net proceeds have been allocated to a specific use.

Exhibit 5.1

3. We note that counsel examined the company's form of Amended and Restated Certificate of Incorporation which was filed as an exhibit to the registration statement. We also note that the form of certificate of incorporation does not include the number of authorized shares of common stock. Please file an updated form of certificate of incorporation and legality opinion or explain how counsel was able to render its opinion based on the exhibit referenced above.

4. We note that the opinion states on page 2 that the Shares will be validly issued, fully paid and non-assessable upon the occurrence of certain conditions. However, the common stock being offering by the selling stockholders should already be validly issued, fully paid and non-assessable. Please have counsel include an opinion to that effect.

Exhibit 10.41

5. Please complete the signature blocks and insert the missing conformed signatures for this amendment. Also, the section heading numbers appear to be missing throughout Exhibit A.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via e-mail
        G. Anthony Taylor, Esq.
        Igor Fert, Esq.